



SEC MAIL
RECEIVED
SEP 2 8 2010
WASH, DC
189

10032331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-42879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~North Ridge Securities Corp~~ North Ridge Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1895 Walt Whitman Road
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel R. Levy 631-420-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Ste 550, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel R. Levy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Ridge Securities Corp., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAUREEN A. BYRNE
Notary Public, State of New York
No. 01BY6066856
Qualified in Suffolk County
Term Expires 11/26/2013



Signature

President

Title



Notary Public (9/22/10)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
North Ridge Securities Corp.

We have audited the accompanying statement of financial condition of North Ridge Securities Corp. as of June 30, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Ridge Securities Corp. as of June 30, 2010, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles applied on a basis consistent with that of the previous year.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
August 5, 2010
Re-sign 9/21/10

NORTH RIDGE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
June 30, 2010

ASSETS

Cash	$	584,506
Commissions receivable		1,525,919
Other assets		25,000
TOTAL ASSETS	$	2,135,425

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	1,507,505
Income taxes payable		5,919
Due to affiliate		235,000
TOTAL LIABILITIES		1,748,424
STOCKHOLDERS' EQUITY		
Common stock, no par value, 300 shares authorized, 250 shares issued and outstanding		10,000
Retained earnings		377,001
TOTAL STOCKHOLDERS' EQUITY		387,001
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,135,425

The accompanying notes are an integral part of the financial statements.

NORTH RIDGE SECURITIES CORP.
INCOME STATEMENT
For the year ended June 30, 2010

REVENUES		
Commission income	$	10,796,766
EXPENSES		
Employee compensation and benefits		180,674
Commissions paid		8,433,424
Communications and data processing		104,522
Management fees		1,542,000
Occupancy		185,392
Other operating expenses		275,426
		10,721,438
INCOME (LOSS) BEFORE TAXES		75,328
PROVISION FOR INCOME TAXES		16,756
NET INCOME	$	58,572

The accompanying notes are an integral part of the financial statements.

NORTH RIDGE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended June 30, 2010

	Common Shares		Stock Amount		Retained Earnings (Deficit)
Balance at 7/1/2009	250	$	10,000	$	318,429
Net Income	-		-		58,572
Balance at 6/30/2010	250	$	10,000	$	377,001

The accompanying notes are an integral part of the financial statements.

NORTH RIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	58,572
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable		(373,555)
Increase in accounts payable and other liabilities		349,179
Increase in income taxes payable		5,194
Increase in amounts due to affiliate		16,200
Decrease in prepaids and other assets		2,411
NET CASH PROVIDED BY OPERATING ACTIVITIES		58,001
CASH AT BEGINNING OF YEAR		526,505
CASH AT END OF YEAR	$	584,506

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$	9,151
Interest	$	2,562

The accompanying notes are an integral part of the financial statements.

NORTH RIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
June 30, 2010

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The company is a New York Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which require management to use its judgement in making certain estimates and assumptions that effect the amounts reported in the financial statements. Actual results could differ from these estimates.

All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

For the purpose of The Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than 90 days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company rule is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years.

At June 30, 2010, the Company has net capital of $ 180,832 which was $ 64,270 in excess of its required net capital of $ 116,562. The Company's net capital ratio was 9.67 to 1.

NORTH RIDGE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
June 30, 2010

4. INCOME TAXES

The income tax provision consists of the following:

Federal	$ 11,028
State and local	5,728
	$ 16,756

5. RECEIVABLE FROM BROKER-DEALERS AND MUTUAL FUND COMPANIES

	Receivable
Fees and Commissions Receivable	$ 1,525,919

6. COMMITMENTS AND CONTINGENCIES

The company's office space and office equipment leases are obligations of its related company (North Shore Capital Management Corp.) and as such has no commitment as of June 30, 2010.

7. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. RELATED PARTY TRANSACTIONS

North Shore Capital Management Corp. (NSCMC) performs some services for North Ridge Securities Corp. North Ridge Securities Corp. paid $ 1,542,000 for these services for the year ended June 30, 2010.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors of
North Ridge Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of North Ridge Securities Corp.. (the Company), for the year ended June 30, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

September 21, 2010

SCHEDULE I
NORTH RIDGE SECURITIES CORP.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of June 30, 2010

NET CAPITAL	
Total stockholders' equity	$ 387,001
Deductions:	
A. Non-allowable assets	206,169
NET CAPITAL	$ 180,832
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses, and other liabilities	$ 1,507,505
Income taxes payable	5,919
Due to affiliate	235,000
TOTAL AGGREGATE INDEBTEDNESS	$ 1,748,424
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 116,562
Excess net capital	$ 64,270
Excess net capital at 1,000%	$ 5,990
Ratio: Aggregate indebtedness to net capital	9.67 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II) of Form X-17A-5 as of June 30, 2010	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 180,832
Net audit adjustments	-
Net capital per above	$ 180,832

SCHEDULE II

NORTH RIDGE SECURITIES CORP.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2010

The company effected no transactions with customers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(ii), and, therefore, has no amounts reportable under the rule.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Accountants
Fax (516) 227-2548
Accountants

Members:
American Institute of Certified Public
N.Y. State Society of Certified Public

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
North Ridge Securities Corp.
1895 Walt Whitman Road
Melville, NY 11747

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2010, which were agreed to by North Ridge Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating North Ridge Securities Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). North Ridge Securities Corp.'s management is responsible for the North Ridge Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from company's cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers general ledger accounts supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
August 5, 2010 Re-signed 9/21/10

SIPC-7 (32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (32-REV 6/10)

For the fiscal year ended June 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042879 FINRA JUN
NORTH RIDGE SECURITIES CORP
ATTN DAN LEVY
1895 WALT WHITMAN RD STE 6
MELVILLE NY 11747-3031

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 850.65
   B. Less payment made with SIPC-6 filed (exclude interest) (312.47)
      1/22/10
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 538.18
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 538.18
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 538.18
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Ridge Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Pres.
(Title)

Dated the 21 day of July, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1, 2009
and ending 6/30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 10,801,785

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 10,400,000

(2) Revenues from commodity transactions. — -0-

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 59150

(4) Reimbursements for postage in connection with proxy solicitation. — -0-

(5) Net gain from securities in investment accounts. — -0-

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 1875

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — -0-

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — -0-

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) — 10,461,525

Total deductions — —

2d. SIPC Net Operating Revenues — $ 340,260

2e. General Assessment @ .0025 — $ 850.65

(to page 1 but not less than $150 minimum)

NORTH RIDGE SECURITIES CORP
1895 WALT WHITMAN ROAD
MELVILLE, NY 11747-3031

COMMERCE BANK, N.A.
COMMERCE BANK IS A TRADE NAME OF TD BANK, N.A.
HUNTINGTON STATION, NY

8040

1-1367/260
467

7/20/2010

PAY TO THE ORDER OF SIPC

$ 538 15/100

five hundred thirty eight & 15/100 DOLLARS

SIPC

MEMO 8-042879 - sipc 7



AUTHORIZED SIGNATURE

Details on Back.

Security Features Included

⑈008040⑈ ⑆026013673⑆ 7919900675⑈